December 9, 2008

Mr. David W. Jaffin
Chief Financial Officer
AirShares™ EU Carbon Allowances Fund
c/o XShares Advisors LLC
420 Lexington Avenue, Suite 2550
New York, NY 10170

> **Re:    AirShares™ EU Carbon Allowances Fund**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed December 5, 2008**
> **File No.  333-145448**

Dear Mr. Jaffin:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Item 16. Exhibits and Financial Statement Schedules, page II-1

1.      Please file an updated auditor's consent.

2.      Please revise your exhibit index to include the legal opinion required by Item 601(b)(5) of Regulation S-K.

*  *  *  *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, the company should furnish a letter prior to effectiveness of this registration statement acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a request for effectiveness of the registration statement as confirmation of the fact that those requesting effectiveness are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 with any questions you may have on these comments.

Sincerely,

Karen J. Garnett
Assistant Director

cc:     Michael Hill
        Baker Botts LLP
        Via facsimile (202) 585-1042